August 31, 2006
William M. Schutte
(913) 234-7417
wschutte@pswslaw.com

Max A. Webb Assistant Director Securities and Exchange Commission Division of Corporate Finance 450 Fifth Street, N.W. Washington, D.C. 20549
Re:	AT&S Holdings, Inc. ("AT&S")Registration Statement on Form SB-2, as Amended by Post-Effective Amendment No. 3File No. 333-124440
Dear Mr. Webb:

On behalf of AT&S and pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission take such action as may be necessary and proper in order that the above-referenced Registration Statement be declared effective on Friday, September 1, 2006, at 2:00 PM Eastern, or as soon thereafter as practicable.

Please call me at (913) 234-7417 with any questions.

Sincerely,

/s/ William M. Schutte

William M. Schutte

cc:	AT&S Holdings, Inc.John Stickel, Attorney Advisor, Securities and Exchange Commission (via fax - (202) 772-9202)